2021 Third Quarter Earnings Conference October 14, 2021

Agenda Welcome Jeff Su, IR Director 3Q21 Financial Results and 4Q21 Outlook Wendell Huang, CFO Key Messages Wendell Huang, CFO C.C. Wei, CEO Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 16, 2021 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

3Q21 Revenue by Technology


0.11/0.13um
3%
0.15/0.18um
6%
90nm
2%
65nm
4%
0.25um and above
2%
40/45nm
8%
5nm
18%
28nm
10%
16nm
13%
7nm
34%
20nm
0%
10nm
0%


7nm and Below Revenue
200
150
100
50
-
Revenue (NT$B)
4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21
7nm
5nm

4
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3Q21 Revenue by Platform Smartphone Automotive Smartphone 44% Automotive 4% HPC 37% DCE 3% Others 3% IoT 9%

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

4Q21 Guidance Revenue to be between US$ 15.4 billion and US$ 15.7 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 28.0 NT dollars, management expects: Gross profit margin to be between 51% and 53% Operating profit margin to be between 39% and 41%

Recap of Recent Major Events Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements TSMC Commits to Reach Net Zero Emissions by 2050, Acting on Responsibility to Environmental Sustainability (2021/09/16) TSMC Board of Directors Approved the Issuance of US Dollar-Denominated Unsecured Corporate Bonds for an Amount Not to Exceed US$1 Billion and the Issuance of US Dollar-Denominated Senior Unsecured Corporate Bonds for an Amount Not to Exceed US$8 Billion to Finance TSMC’s Capacity Expansion (2021/08/10) TSMC Board of Directors Approved NT$2.75 Cash Dividend for the Second Quarter of 2021 and Set December 16 as Ex-Dividend Date, December 22 as the Record Date and January 13, 2022 as the Distribution Date (2021/08/10) TSMC Shareholders Elect Board of Directors; Board of Directors Unanimously Re-elects Dr. Mark Liu as Chairman and Dr. C.C. Wei as CEO and Vice Chairman (2021/07/26)

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